03012323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 28 2003

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 AND ENDING DECEMBER 31, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardnyr Michael Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Montlimar Drive, Suite 510
(No. and Street)

Mobile (City) | Alabama (State) | 36609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pfilip G. Hunt, Jr., President | 251-342-6384 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graham, Cottrill, Jackson, Batts & Hostetter, P.A.
(Name - if individual state last, first, middle name)

110 East Hillcrest Street (Address) | Orlando (City) | Florida (State) | 32801 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROC... MAR 13 2003 THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Pfilip G. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Gardnyr Michael Capital, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Gardnyr Michael Capital, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardnyr Michael Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also issued a report dated February 21, 2003, on our consideration of the Company's internal control.

Graham Cottrill Jackson Batts & Hostetter, P.A.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.

February 21, 2003

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

ASSETS:		
Cash and cash equivalents	$	317,541
Receivable from clearing organization		420,450
Receivables from employees		5,539
Property and equipment, net of accumulated depreciation		40,677
Other assets		2,067
Total assets	$	786,274

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	233,061
Due to related party		28,450
Note payable		23,567
Total liabilities		285,078
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value; 50,000 shares authorized; 2,000 shares issued and outstanding		2,000
Paid-in capital		73,527
Retained earnings		425,669
Total stockholders' equity		501,196
Total liabilities and stockholders' equity	$	786,274

GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2002

REVENUES:	
Trading income	$ 159,267
Underwriting income	2,182,639
Commission income	568,619
Investment advisory fees	2,228,505
Total revenues	5,139,030
EXPENSES:	
Clearing charges	45,437
Commissions	1,351,350
Employee compensation and benefits	1,897,460
Interest expense	3,233
Professional fees	233,592
Regulatory fees and assessments	12,324
Other	669,644
Total expenses	4,213,040
INCOME FROM OPERATIONS	925,990
INTEREST INCOME	9,217
NET INCOME	$ 935,207

GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE , January 1, 2002	$ 2,000	$ 73,527	$ 317,014	$ 392,541
Distributions	—	—	(826,552)	(826,552)
Net income	—	—	935,207	935,207
BALANCE, December 31, 2002	$ 2,000	$ 73,527	$ 425,669	$ 501,196

The Accompanying Notes Are An Integral
Part of These Financial Statements

GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 5,068,956
Cash paid for operating expenses	(4,161,959)
Interest received	9,217
Interest paid	(3,233)
Net cash flows from operating activities	912,981
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(8,986)
Net cash flows from investing activities	(8,986)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayments on note payable	(3,579)
Stockholder distributions	(826,552)
Net cash flows from financing activities	(830,131)
NET CHANGE IN CASH AND CASH EQUIVALENTS	73,864
CASH AND CASH EQUIVALENTS - Beginning of year	243,677
CASH AND CASH EQUIVALENTS - End of year	$ 317,541
RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 935,207
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	10,426
Change in marketable securities, at market value	21,678
Change in receivable from clearing organization	(70,074)
Change in accounts payable and accrued expenses	(12,706)
Change in due to related party	28,450
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 912,981

NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2002, the Company acquired a vehicle in exchange for a note payable in the amount of $27,146.

The Accompanying Notes Are An Integral
Part of These Financial Statements

GARDNYR MICHAEL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A - NATURE OF OPERATIONS

Gardnyr Michael Capital, Inc. (the "Company") is an underwriter, financial advisor and broker/dealer in municipal securities, U.S. agency securities, mutual funds, and equity securities. The Company utilizes a clearing bank for the clearance and settlement of transactions. The Company is licensed in Alabama, Florida, Georgia, New Jersey, New York and North Carolina.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is complete and the income is reasonably determinable. Finance advisory fees are recorded as the services are performed.

Cash and cash equivalents
For purposes of reporting cash flows, the Company includes in cash and cash equivalents all highly liquid investments with original maturities of three months or less.

Depreciation
Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Income taxes
The Company has elected under Internal Revenue Code Section 1362(a) to be taxed as a small business ("S") corporation, whereby items of income or loss are passed through the corporation to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from these estimates.

NOTE C - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Category		Cost
Office equipment	$	53,576
Vehicle		27,146
Total	$	80,722
Less: Accumulated depreciation		(40,045)
Net property and equipment	$	40,677

Depreciation expense for the year ended December 31, 2002, amounted to $10,426.

NOTE E - NOTE PAYABLE

Note payable consisted of a note payable to a bank, due in monthly installments of $706, including interest at 5.0%. The note is collateralized by a vehicle and is due January 2006. The outstanding balance of the note was $23,567 at December 31, 2002.

Interest expense for the year ended December 31, 2002, amounted to $3,233.

Maturities of the note payable for the four-year period ending December 31, 2006 are as follows:

Year Ending December 31,		
2003	$	7,436
2004		7,817
2005		8,216
2006		98
Total	$	23,567

NOTE F - SAVINGS PLAN

In 1995, the Company adopted a Section 401(k) savings plan (the "Plan") covering substantially all employees of the Company. Under provisions of the Plan, employees may contribute up to 15% of their annual compensation on a pre-tax basis, subject to limits specified in the Internal Revenue Code. The Company may make, at the discretion of the stockholders, matching contributions within various limits specified by the Internal Revenue Code. The Company made no contributions under the Plan for the year ended December 31, 2002.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $452,338, which was $352,338 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.63 to 1 at December 31, 2002.

In addition, rule 15c3-1(d) also provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2002.

NOTE H - CONTINGENCIES

The Company is named as a co-defendant in a lawsuit filed in Mobile County, Alabama. The suit seeks compensatory damages, restitution and punitive damages in excess of $10,000. The suit claimed breach of contract, imposition of a constructive trust and request for an accounting, unjust enrichment and breach of fiduciary duty. Management intends to continue to vigorously defend the action. Counsel for the Company is unable to evaluate the likelihood of an unfavorable outcome or the amount or range of potential loss as a result of the limited progress of the case to date. Therefore, no loss contingency has been reflected in the accompanying financial statements.

The Company was named as a co-defendant in a lawsuit filed in Collier County, Florida. The suit claimed breach of contract, conversion, fraud and violation of the Florida Securities and Investor Protection Act. In November 2002, the parties reached a settlement whereby all claims assessed against the Company were dismissed. All conditions of the settlement have been satisfied and the case has been fully resolved.

NOTE I - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2002.

GARDNYR MICHAEL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE J - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company incurred certain expenses that were paid for by a related party, Gardnyr Michael Capital Leasing, Inc. ("Leasing"). Leasing is owned by the same stockholders as those of the Company. The amount due to Leasing at December 31, 2002, amounted to $28,450 and has no stated repayment terms.

GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2002

NET CAPITAL:		
Total stockholders' equity	$	501,196
Less: Stockholders' equity not allowable for net capital		—
Total stockholders' equity qualified for net capital		501,196
Add: Allowable liabilities subordinated to claims of general creditors in computation of net capital		—
Total capital and allowable subordinated liabilities		501,196
Less: Total non-allowable assets		(48,283)
Net capital before haircuts on securities positions		452,913
Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-1)		(575)
Net capital	$	452,338
AGGREGATE INDEBTEDNESS	$	285,078
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	100,000
Excess net capital at 1,500%	$	352,338
Excess net capital at 1,000%	$	423,830
Ratio: Aggregate indebtedness to net capital		0.63 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4):

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	619,697
Increase in non-allowable assets		37,484
Net audit adjustments		(204,843)
Net capital per above	$	452,338

GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2002

The Company is exempt from the reserve requirements under rule 15c3-3 as of December 31, 2002, since the Company is in compliance with the exemptive provisions of rule 15c3c3(k)(2)(I), including depositing any customer funds directly into a special bank account for the exclusive benefit of customers.

GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE III - POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO RULE 15c3-3
December 31, 2002

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2002. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Gardnyr Michael Capital, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Graham Cottrill Jackson Batts & Hostetter, P.A.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.

February 21, 2003